  Filed by Tortoise Pipeline & Energy Fund, Inc.
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company:
Tortoise Energy Independence Fund, Inc.
Commission File No. 811-22690

Tortoise Announces Proposed Merger of NDP and TTP with Strategy Change to Focus on the Global Energy Evolution

FOR IMMEDIATE RELEASE

LEAWOOD, KS – November 11, 2020 – Tortoise announced today that following a strategic review of the funds, the Board of Directors has approved a proposal to merge Tortoise Energy Independence Fund, Inc. (NDP) with and into Tortoise Pipeline & Energy Fund, Inc. (TTP). The newly combined fund will have an investment strategy to invest in those companies the team believes are in a position to benefit from the energy evolution taking place across the globe, and be renamed The Tortoise Energy Evolution Infrastructure Fund.

“We believe that merging these two funds is in the best interest of stockholders as it provides the opportunity to participate in the global energy evolution that is underway,” said Brad Adams, CEO of Tortoise’s closed-end funds. “The strategy will give the portfolio exposure to what the investment team believes are the best growth and value opportunities in renewables and midstream energy companies globally. We anticipate the fund will deliver a strong total return profile with an attractive yield and lower overall volatility, which we think is a great combination.”

The fund will invest in global stocks that operate essential renewable and power infrastructure such as solar and wind generation as well as energy infrastructure like liquefied natural gas (LNG) export facilities. These sectors are transitioning the energy sector toward solar, wind, and natural gas and away from coal, accelerating the reduction of global CO2 emissions.

“Tortoise’s long history of investing in energy infrastructure, including renewables and power as well as midstream energy infrastructure, positions us well to invest in the energy evolution,“ said Rob Thummel, Senior Portfolio Manager. The future of energy is driven by the need to meet growing global energy demand while simultaneously reducing CO2 emissions. We think the combination of renewable energy sources with power infrastructure, which includes low-carbon natural gas used domestically and exported across the globe and utilities in transition that are transforming their businesses to create a greener electric grid, is the most pragmatic way to accomplish this goal.”

On completion of the proposed merger, the adviser intends to recommend that the Board of Directors increase the quarterly distribution to $0.1925 per share, an increase of 20.3%, beginning the fiscal 2nd quarter of 2021. In addition, the adviser has agreed to lower its management fee 0.10% to 1.00% of average managed assets. The reduced management fee, and other expected cost savings, are estimated to be approximately $400,000 annually, or $0.10 per pro forma share. In addition to the estimated costs savings, the proposed merger may provide improved liquidity, long-term distribution growth potential, as well as a modest leverage profile.

“This strategic shift is aligned with our ongoing effort to narrow the discounts at which these closed-end funds are trading,” said Adams. “Our research suggests that funds with exposure to renewables and power infrastructure have been trading closer to net asset value.” In addition, the Board is committed to the repurchase programs approved for certain closed-end funds and has authorized the extension of TTP’s current repurchase program through the first quarter of 2021.

The Board of Directors and Tortoise believe that the proposed merger is in the best interests of stockholders of each fund. Details regarding the factors considered by the Board of Directors in connection with the merger proposal will be contained in proxy materials that will be sent to stockholders of each fund. For more information, an FAQ document and video are available here.

Tortoise Capital Advisors, L.L.C. is the adviser to the funds.

For additional information on these funds, please visit cef.tortoiseecofin.com.

About Tortoise
Tortoise focuses on energy and power infrastructure and the transition to cleaner energy. Tortoise’s solid track record of energy value chain investment experience and research dates back more than 20 years. As one of the earliest investors in midstream energy, Tortoise believes it is well-positioned to be at the forefront of the global energy evolution that is underway. With a steady wins approach and a long-term perspective, Tortoise strives to make a positive impact on clients and communities. For additional information, please visit tortoiseecofin.com.

5100 W. 115th Place, Leawood, KS 66211   |   913-981-1020   |   www.ecofin.com

Important Information About the Proposed Merger and Where to Find It:
More information on the proposed merger will be contained in the proxy materials expected to be filed in the coming weeks. TTP plans to file in the near future with the Securities and Exchange Commission (SEC) a joint proxy statement/prospectus on Form N-14 8C with respect to the merger, and each fund expects to mail a definitive joint proxy statement/prospectus to each of its stockholders that will contain information about the proposed merger following a review period with the SEC. Stockholders are urged to read the definitive joint proxy statement/prospectus carefully and in its entirety when available as it will contain important information about the proposed merger. When filed with the SEC, the joint proxy statement/prospectus and other documents filed by the funds will be available for free at the SEC’s Web site, http://www.sec.gov and on the funds’ website at cef.tortoiseecofin.com. Stockholders can also obtain copies of the definitive joint proxy statement/prospectus, when available, for free by dialing (866) 362-9331.

The funds, Tortoise Capital Advisors and certain of their respective directors, officers and affiliates may be deemed under the rules of the SEC to be participants in the solicitation of proxies from stockholders in connection with the proposed merger discussed herein. Information about the directors and officers of the funds may be found in their respective annual reports and proxy statements previously filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain statements that may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included herein are "forward-looking statements." Although the funds and Tortoise Capital Advisors believe that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the fund’s reports that are filed with the Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Other than as required by law, the funds and Tortoise Capital Advisors do not assume a duty to update this forward-looking statement.

Safe Harbor Statement
This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

Contact Information
For more information contact Maggie Zastrow at (913) 981-1020 or info@tortoiseadvisors.com.

5100 W. 115th Place, Leawood, KS 66211   |   913-981-1020   |   www.ecofin.com